SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   SCHEDULE TO

        Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the
                         Securities Exchange Act of 1934
                                 Amendment No. 1

                           Utah Medical Products, Inc.
                           ---------------------------
                                (Name of Issuer)

                      Utah Medical Products, Inc. (Issuer)
                      ------------------------------------
                            (Name of Filing Persons)

                     Common Stock, Par Value $.01 Per Share
                     --------------------------------------
                         (Title of Class of Securities)

                                    917488108
                                    ---------
                      (Cusip Number of Class of Securities)

                                Kevin L. Cornwell
                                Chairman and CEO
                           Utah Medical Products, Inc.
                               7043 South 300 West
                               Midvale, Utah 84047
                                 (801-566-1200)
                                 --------------
      (Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                           CALCULATION OF FILING FEE*
             Transaction Valuation           Amount of Filing Fee*

*Pursuant to General Instruction D to Schedule TO, no filing fee is required.

[ ]  Check  the  box if any  part  of the  fee is  offset  as  provided  by Rule
     0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:        [  N/A ]     Filing Party:     [ N/A ]
Form or Registration No.:      [  N/A ]     Date Filed:       [ N/A ]

[x] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

[ ]      third-party tender offer subject to Rule 14d-1.
[x]      issuer tender offer subject to Rule 13e-4.
[ ]      going-private transaction subject to Rule 13e-3
[ ]      amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

     This Tender Offer Statement on Schedule TO relates to the offer by Utah Medical Products, Inc. a Utah corporation, to purchase up to 750,000 shares, or such lesser number of shares as are validly tendered and not withdrawn, of its Common Stock, par value $.01 per share, including the associated common stock purchase rights issued pursuant to the Rights Agreement, dated as of October 28, 1994, between Utah Medical Products, Inc. and Registrar and Transfer Company as Rights Agent, at a price of $17.05 per Share, net to the seller in cash. This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(1) of the Securities Exchange Act of 1934, as amended.

Item 12.          Exhibit.
--------          --------
(a) (5)           Press Release, dated October 8, 2002


                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                UTAH MEDICAL PRODUCTS, INC.


                                By:    /s/ KEVIN L. CORNWELL
                                       --------------------------------------
                                Name:    Kevin L. Cornwell
                                Title:   Chairman and Chief Executive Officer

Dated: October 8, 2002


                                  EXHIBIT INDEX
                                  -------------

Exhibit #   Description
-------     ------------
(a) (5)     Press Release, dated October 8, 2002.

                                  PRESS RELEASE
                      UTMD Adjusts Self-Tender Offer Dates

Contact:  Paul Richins                                          October 8, 2002
(801) 566-1200

Salt Lake City, Utah - In order to ensure shareholders receive offering memoranda with sufficient time for review, Utah Medical Products, Inc. (Nasdaq:UTMD) announces it is rescheduling its self-tender offer to commence on October 11, and terminate on November 8. UTMD intends to repurchase at a price of $17.05 per share up to 750,000 of its shares, if tendered and not withdrawn by shareholders on or before the termination date.

This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of the Company's common stock. The solicitation of offers to buy the Company's common stock will only be made pursuant to the offer to purchase and related materials that the Company will be sending out to its shareholders by October 11. Shareholders should carefully read the offer to purchase and related materials that the Company will be sending out shortly because they contain important information, including various terms and conditions to the offer. Shareholders can obtain the offer to purchase and related materials free at the SEC's website at http://www.sec.gov, which site can be accessed from UTMD's website at http://www.utahmed.com, or from UTMD's information agent, Registrar and Transfer Company, 10 Commerce Drive, Cranford, NJ 07016 Attn: Reorganization Department, Telephone: (800) 368-5948, Facsimile Number: (908) 497-2311. Shareholders are urged to carefully read these materials prior to making any decision with respect to the offer.

Utah Medical Products, Inc., with particular interest in healthcare for women and their babies, develops, manufactures, assembles and markets a broad range of disposable and reusable specialty medical devices designed for better health outcomes for patients and their care-providers.